1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066
June 18, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attn: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc. Registration Statement on Form S-1 File No. 333-158539
Dear Mr. Kruczek:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Form S-1, File No. 333-158539, together with certain exhibits thereto (the “Registration Statement”).
The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 3, 2009. Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the comments in the letter from the Staff.

Comment 1.	We note your response to prior comment 8; however, it continues to appear that you have registered for resale in other registration statements securities held in the name of one of your directors and affiliates that raise the issues mentioned in that comment. Therefore, we reissue the comment.

Response 1.	On March 9, 2009, the Company filed a registration statement on Form S-1 (the “March Registration Statement”). The Staff declared the March Registration Statement effective on March 26, 2009. The March Registration Statement registered shares from two transactions.

On February 6, 2009, the Company entered into Purchase Agreements with a group of accredited investors whereby the Company raised $1,752,803 in gross proceeds through a private placement of 1,499,404 units.

For each $116.90 invested, an investor received:

•	One hundred shares of common stock, par value $0.0001 per share;

•	A Series A Warrant to purchase fifty-eight shares of common stock at an exercise price of $1.87 per share. The Series A Warrants are exercisable after six months and have a five year term;

•	A Series B Warrant to purchase seventy-eight shares of common stock at an exercise price of $1.13 per share. The Series B Warrants are exercisable after six months and have a three year term; and

•	For every two shares of common stock the investor purchases upon exercise of a Series B Warrant, the investor will receive an additional Series C Warrant to purchase one share of common stock. The Series C Warrants are exercisable after six months and will have an exercise price of $1.94 and a five year term.
The Company issued an aggregate of 1,499,404 shares of common stock, Series A Warrants to purchase 869,658 shares of its common stock and Series B Warrants to purchase 1,169,544 shares of its common stock. As of the date of this letter, the Company has not issued any Series C Warrants because no Series B Warrants have been exercised. As compensation for services rendered as the exclusive placement agent for the offering, Merriman Curhan Ford & Co. received $122,696 in cash plus warrants, exercisable upon the closing date of the transaction for a five year term, to purchase 104,958 shares of common stock at an exercise price of $1.56 per share.
On February 24, 2009, the Company entered into a Purchase Agreement with Robert Burlingame, a Director, and Seamus Burlingame, an accredited investor unaffiliated with the Company. Pursuant to the terms of the Purchase Agreement, the investors agreed to make a $3,000,000 investment in the Company. The investors paid $1,000,000 on February 24, 2009 and agreed to pay $2,000,000 no later than August 1, 2009. In exchange for this investment, the Company agreed to issue to the investors a total of 2,564,103 shares of common stock in two tranches, pro rata to the investment amounts paid by the investor on each date the investors provide funds.

In addition, the Company agreed to issue to the investors Series A Warrants to purchase a total of 1,500,000 shares of common stock pro rata to the number of shares of common stock issued on each Closing Date at an exercise price of $1.87 per share. The Series A Warrants will be exercisable after six months and will have a five year term. The Company also agreed to issue to the investors Series B Warrants to purchase a total of 2,000,000 shares of common stock pro rata to the number of shares of common stock issued on each closing date at an exercise price of $1.13 per share. The Series B Warrants will be exercisable after six months and will have a three year term. In addition, for every two shares of common stock the investor purchases upon exercise of a Series B Warrant, the investor will receive an additional Series C Warrant to purchase one share of common stock. The Series C Warrant will be exercisable after six months and will have an exercise price of $1.94 per share and a five year term. The Company will only be obligated to issue Series C Warrants to purchase up to 1,000,000 shares of common stock. As of the date of this letter, the Company has not issued any Series C Warrants because no Series B Warrants have been exercised.
The investors in the financings (the “Investors”) were all accredited investors. Additionally, all of the Investors were unaffiliated with the Company except for Robert Burlingame, who currently serves as a Director of the Company. The 218,234 shares registered for Robert Burlingame in the March Registration Statement represent less than 5% of the shares registered on the March Registration Statement and approximately 1% of the shares outstanding at the time the March Registration Statement was declared effective by the Staff. According to the March Registration Statement, the Company had 18,402,820 shares of common stock outstanding on March 18, 2009. At the time of effectiveness, the March Registration Statement registered 4,886,724 shares or 26.6% of the total number of shares outstanding. The amount of shares registered, however, includes 2,512,612 shares underlying warrants. If the warrants were exercised, the shares registered in the March Registration Statement would be 23.4% of the total number of shares outstanding.
The securities issued in the financings were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder. The Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Act.
The terms of the financings do not include any price “re-sets,” floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions.
Rule 415 Analysis
In 1983, the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:
     “(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:
(1) The registration statement pertains only to:
(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;...[or]
(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary....”
Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.
In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that
“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”
As a result, if an offering that purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering. The Company is not eligible to use Form S-3 to effect a primary offering. As a result, it cannot use Rule 415 to register a primary offering “at the market.”
In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the financings (with the associated liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

The Staff’s interpretation of Rule 415 has a potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities. Because such a mischaracterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.
The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretation D.29 (the “Interpretation”) provides that:
“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)
As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”
Each of the relevant factors listed in the Interpretation is discussed below in the context of the financings.

How Long the Selling Shareholders Have Held the Shares
Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company. All of the warrants issued in the financings had a six month delay before they could be exercised. Six months have not elapsed since the warrants were issued and therefore none of the shares registered in the March Registration Statement that could be issued upon exercise of the warrants have been sold. Additionally, the Company can confirm that Robert Burlingame continues to hold the shares he was issued in the February 2009 financing. Given that the March Registration Statement has been declared effective by the Staff, the Company is not aware of whether the non-affiliate investors continue to hold their shares of common stock.
In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation. Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:
“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement....The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”
The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of nearly one year must also be sufficient for a valid secondary offering.
This concept comports with longstanding custom and practice in the PIPEs marketplace. It is very common in PIPE transactions — including this one – for the company to file a registration statement shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 to 120 days after closing). Many of these transactions have been reviewed by the Staff and the Staff, to my knowledge, has not indicated that the period of time elapsing between closing and registration raised concerns about whether the offering is a valid secondary offering. Such concerns would be inconsistent with the PIPEs Interpretation.
The Circumstances Under Which They Received the Shares
As described above, the securities covered by the March Registration Statement were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder. As noted above, the terms of the Warrants contain no “toxic” provisions or other terms that merited any special concerns by the Staff. All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act. There is no evidence to suggest that those representations are false.
The Staff has appeared to take the position that registration indicates an intent to distribute. However, this perspective is flawed and is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.
There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds, including the Investors, are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently. It would be fundamentally irresponsible for those investors not to have their shares registered. Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities are not “margin stock.”
The PIPEs Interpretation supports this view. If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption. However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.
Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the financings even if they wanted to. As indicated above, there were 18 discrete persons for whom securities were registered in the March Registration Statement, two of which were consultants who did not participate in either financing. It is highly unlikely for all of the persons whose shares were registered to act in concert to effect a distribution of the shares. There is no evidence that the Investors have any plan to act in concert with respect to their shares. Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes. See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”). Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

In addition, there is no evidence that a distribution would occur upon effectiveness of the March Registration Statement. Under the Commission’s own rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as
“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)
Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the financings were registered. To do so would violate the representations made by them in the Purchase Agreement.
Their Relationship to the Issuer
Robert Burlingame, a Director of the Company, has invested in the Company several times during the Company’s existence and Mr. Burlingame continues to hold many of the securities he purchased over that time. It is not credible to assume that Mr. Burlingame intends to flip his shares. He has had the opportunity to do so because the March Registration Statement was declared effective. Instead, Mr. Burlingame has acquired additional shares of the Company since the March Registration Statement was declared effective. The other investors in the financings are not affiliates with the Company. As indicated above, all of the Investors are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment. Again, there is no basis for believing that the other investors do not have the intention or ability to hold their shares for an indefinite period.
The Amount of Shares Involved
Public statements by the Staff indicate that the Staff will look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff has indicated a concern that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.
As stated above, at the time of effectiveness, the March Registration Statement registered 4,886,724 shares or 26.6% of the total number of shares outstanding (23.4% if the warrants were exercised). The 218,234 shares registered for Robert Burlingame in the March Registration Statement represent less than 5% of the shares registered on the March Registration Statement and approximately 1% of the shares outstanding at the time the March Registration Statement was declared effective by the Staff. According to the March Registration Statement, the Company had

18,402,820 shares of common stock outstanding on March 18, 2009. The number of shares registered in the March Registration Statement should not raise significant concerns about a “disguised” primary offering based on the number of shares the Company registered.
Whether the Sellers are in the Business of Underwriting Securities
None of the Investors are in the business of underwriting securities. Additionally, the two consultants identified as selling shareholders received shares for services and are not “professional” investors. As described above, the Investors are private investors that buy and sell portfolio securities for their own accounts. All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act. There has been no allegation that those representations and warranties are untrue.
Conclusion
For all of the foregoing reasons, the Company believes that the March Registration Statement complied with Rule 415. The Company believes, in the circumstances stated above, there is no risk to the investing public as a result of the March Registration Statement being declared effective.

Fee Table

Comment 2.	We note your revisions in response to prior comment 1; however, given that the Units do not appear to be traded and that you must offer the Units at a fixed price for the duration of your offering, it is unclear why you believe that reliance on Rule 457(c) is appropriate. Please revise or advise.

Response 2.	The Company has revised the fee table to rely on Rule 457(a).

Prospectus Cover

Comment 3.	Please tell us when you plan to end the offering. In this regard, it is unclear whether you will have multiple closings with the five-year term of the warrants resulting in a different expiration date at each closing. Please address this issue and each of the disclosure requirements of Regulation S-K Item 501(b)(8)(iii).

Response 3.	The Company intends to end the offering within 30 days from the day the Staff declares the Registration Statement effective. The Company does not intend to have multiple closings. The Company has revised the cover page to address each of the disclosure requirements of Regulation S-K Item 501(b)(8)(iii).

Risk Factors, page 2

Comment 4.	We note from your response to prior comment 19 that the selling shareholders in the prior registration statement “had certain registration rights.” Please tell us which selling shareholders “had” the registration rights you mention and whether they continue to have such rights with respect to the securities they continue to hold and were not included on the prior registration statement. If those selling shareholders continue to have registration rights, please tell us, with a view toward disclosure in an appropriate section of your document, whether and when you intend to satisfy those rights and the consequences from failing to satisfy those rights.

Response 4.	Cranshire Capital, L.P., Iroquois Master Fund Ltd. and Rockmore Investment Master Fund Ltd. were granted registration rights with respect to the common stock and common stock underlying warrants issued or issuable pursuant to the Purchase Agreement, dated February 6, 2009. The Company registered the common stock issued to these investors, as well as the common stock underlying the Series A and Series B Warrants issued to these investors, in the March Registration Statement. The Company determined to register less than 33% of its outstanding securities in the March Registration Statement because the Company believed it would result in the March Registration Statement being declared effective by the Staff more quickly than if the Company had registered in excess of 33% of its outstanding securities. If the March Registration Statement was not declared effective by a certain deadline, the Company would have had to pay liquidated damages. Although the investors continue to hold registration rights with respect to the common stock underlying the Series C Warrants, the liquidated damages do not apply to the common stock underlying Series A, B or C Warrants. Therefore, the Company determined not to register the common stock underlying the Series C Warrants issuable to Cranshire, Iroquois and Rockmore in this Registration Statement. The Company has no present intention of registering the common stock underlying the Series C Warrants issuable to Cranshire, Iroquois or Rockmore.

Given that there are no deadlines to register the shares or consequences for failure to register the shares, the Company does not believe the registration rights are material. However, to comply with the Staff’s comment, the Company has included disclosure with respect to these registration rights under the heading “Recent Sales of Unregistered Securities” on page II-2 of the Registration Statement.

Comment 5.	Your response to prior comment 19 states that “many selling shareholders will soon be able to sell their shares pursuant to an exemption from registration...” Please tell us when the selling shareholders will be able to sell their shares. Cite all authority on which you rely for your conclusions.

Response 5.	For every two shares of common stock Cranshire, Iroquois and Rockmore receive upon exercise of their Series B Warrants issued pursuant to the Purchase Agreement, dated February 6, 2009, they will be issued a Series C Warrant to purchase one share of common stock. The Series C Warrants issuable pursuant to the Purchase Agreement, dated February 6, 2009 have a “cashless” feature that allows them to be exercised without requiring the holder to pay additional consideration. Assuming the cashless feature is then used to exercise the Series C Warrants, these investors may sell the common stock underlying the Series C Warrants pursuant to and in compliance with Rule 144, 6 months after the date of issuance of the Series C Warrants, assuming other requirements of Rule 144 are met.

Although the Company did not grant Robert Burlingame and Seamus Burlingame registration rights with respect to the common stock or the common stock underlying the warrants issued or issuable pursuant to the Purchase Agreement, dated February 24, 2009, the Company voluntarily included the shares underlying warrants issued or issuable to them in the first tranche of that private placement. The Company subsequently determined to no longer register the resale of the securities held by the selling security holders. The Series A Warrants issued pursuant to the Purchase Agreement, dated February 24, 2009 have a “cashless” feature that allows them to be exercised without requiring the holder to pay additional consideration. Assuming the cashless feature is used to exercise the Series A Warrants issued to Robert Burlingame and Seamus Burlingame originally registered in the current Registration Statement, Robert Burlingame may sell up to 166,667 shares of common stock underlying his Series A Warrants and Seamus Burlingame may sell up to 333,333 shares of common stock underlying his Series A Warrants on September 4, 2009, pursuant to and in compliance with Rule 144, assuming other requirements of Rule 144 are met.
Financial Statements, page F-1

Comment 6.	Please update your financial statements, as required by Rule 8-08 of Regulation S-X.

Response 6.	The Company has complied with the Staff’s comment.

Exhibits, page II-3

Comment 7.	We note your response to prior comment 4. Please file as an exhibit the agreement with Dawson James to act as placement agent for your offering.

Response 7.	The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,
/s/ Amy M. Trombly
Amy M. Trombly, counsel to the Company